UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: May 6, 2025	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of March 31, 2025, and for the three months ended March 31, 2025 and 2024

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
March 31, 2025 and December 31, 2024
(In thousands of US dollars)

		March 31,	December 31,
		2025	2024
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	1,898,678	1,965,145

Investment securities	3,4,6	1,276,167	1,201,930

Loans	3,4,7	8,709,983	8,383,829

Customers' liabilities under acceptances	3,4	437,094	245,065
Trading derivative financial instruments - assets	3,4,10	73	—
Hedging derivative financial instruments - assets	3,4,10	32,492	22,315
Equipment, leases and leasehold improvements, net		19,233	19,676
Intangibles assets		3,425	3,663
Other assets	11	17,712	17,050
Total assets		12,394,857	11,858,673

Liabilities and Equity
Liabilities:
Deposits:
Demand deposits		542,926	440,029
Time deposits		5,316,543	4,972,695
	3,4,12	5,859,469	5,412,724
Interest payable		42,825	49,177
Total deposits		5,902,294	5,461,901

Securities sold under repurchase agreements	3,4,13	458,492	212,931
Borrowings and debt, net	3,4,14	4,004,159	4,352,316
Interest payable		39,787	37,508

Lease liabilities	3,15	18,993	19,232
Acceptances outstanding	3,4	437,094	245,065
Trading derivative financial instruments - liabilities	3,4,10	49	—
Hedging derivative financial instruments - liabilities	3,4,10	111,317	141,705
Allowance for losses on loan commitments and financial guarantee contract	3,4	11,334	5,375
Other liabilities	16	40,667	45,431
Total liabilities		11,024,186	10,521,464

Equity:
Common stock		279,980	279,980
Treasury stock		(98,978)	(105,601)
Additional paid-in capital in excess of value assigned to common stock		120,213	124,970
Capital reserves	22	95,210	95,210
Regulatory reserves	22	149,639	149,666
Retained earnings		820,542	792,005
Other comprehensive income		4,065	979
Total equity		1,370,671	1,337,209
Total liabilities and equity		12,394,857	11,858,673
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three months ended March 31, 2025 and 2024
(In thousands of US dollars, except earnings per share data)

	Notes	2025	2024
Interest income:
Deposits		16,848	25,026
Investment securities		14,310	10,628
Loans		158,262	157,918
Total interest income	19	189,420	193,572
Interest expense:
Deposits		(67,878)	(69,734)
Securities sold under repurchase agreements	13	(2,401)	(2,564)
Borrowings and debt	14	(53,703)	(58,240)
Lease liabilities	15	(182)	(149)
Total interest expense	19	(124,164)	(130,687)

Net interest income		65,256	62,885

Other income (expense):
Fees and commissions, net	18	10,583	9,472
Gain on financial instruments, net	9	1,984	160
Other income, net		126	71
Total other income, net	19	12,693	9,703

Total revenues		77,949	72,588

Provision for credit losses	3,19	(5,216)	(3,029)

Operating expenses:
Salaries and other employee expenses		(13,938)	(11,670)
Depreciation and amortization of equipment, leases and leasehold improvements		(693)	(594)
Amortization of intangible assets		(326)	(224)
Other expenses		(6,044)	(5,803)
Total operating expenses	19	(21,001)	(18,291)
Profit for the period		51,732	51,268

Per share data:
Basic earnings per share (in US dollars)	17	1.40	1.40
Weighted average basic shares (in thousands of shares)	17	36,941	36,609
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three months ended March 31, 2025 and 2024
(In thousands of US dollars)

	2025	2024
Profit for the period	51,732	51,268

Other comprehensive income:
Items that will not be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	3,132	(528)
Reclassification of (losses) gains on financial instruments to the consolidated statement of profit or loss	(46)	235

Other comprehensive income	3,086	(293)

Total comprehensive income for the period	54,818	50,975
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the three months ended March 31, 2025 and 2024
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income		Total equity
Balances at January 1, 2024	279,980	(110,174)	122,046	95,210	136,019	673,281	7,462		1,203,824
Profit for the period	—	—	—	—	—	51,268	—		51,268
Other comprehensive income	—	—	—	—	—	—	(293)		(293)
Compensation cost - stock options and stock units plans	—	—	1,433	—	—	—	—		1,433
Exercised options and stock units vested	—	3,415	(3,415)	—	—	—	—		—
Dividends declared	—	—	—	—	—	(18,321)	—		(18,321)
Balances at March 31, 2024	279,980	(106,759)	120,064	95,210	136,019	706,228	7,169		1,237,911

Balances at January 1, 2025	279,980	(105,601)	124,970	95,210	149,666	792,005	979	—	1,337,209
Profit for the period	—	—	—	—	—	51,732	—		51,732
Other comprehensive income	—	—	—	—	—	—	3,086		3,086
Issuance of restricted stock	—	3,392	(3,392)	—	—	—	—		—
Compensation cost - stock options and stock units plans	—	—	1,866	—	—	—	—		1,866
Exercised options and stock units vested	—	3,231	(3,231)	—	—	—	—		—
Regulatory credit reserve	—	—	—	—	(27)	27	—		—
Dividends declared	—	—	—	—	—	(23,222)	—		(23,222)
Balances at March 31, 2025	279,980	(98,978)	120,213	95,210	149,639	820,542	4,065		1,370,671

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the three months ended March 31, 2025 and 2024
(In thousands of US dollars)

	Notes	2025	2024
Cash flows from operating activities
Profit for the period		51,732	51,268
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation and amortization of equipment, leasehold improvements		693	594
Amortization of intangible assets		326	224
Provision for credit losses	3	5,216	3,029
Realized gain on financial instruments at FVOCI	9	(87)	—
Loss on sale of financial instruments at amortized cost	9	452	—
Compensation cost - share-based payment		1,866	1,433
Net changes in hedging position and foreign currency		6,090	(9,092)
Interest income	19	(189,420)	(193,572)
Interest expense	19	124,164	130,687
Changes in operating assets and liabilities:
Restricted and pledged deposits		20,960	259
Loans		(319,050)	(152,439)
Other assets		(663)	(13,552)
Due to depositors		446,588	316,129
Other liabilities		(4,677)	(16,325)
Cash flows provided by operating activities		144,190	118,643
Interest received		180,596	186,049
Interest paid		(128,217)	(129,153)
Net cash provided by operating activities		196,569	175,539

Cash flows from investing activities:
Acquisition of equipment, leases and leasehold improvements		(223)	(79)
Acquisition of intangible assets		(88)	(235)
Proceeds from the sale of securities at amortized cost		9,590	—
Proceeds from the redemption of securities at amortized cost		114,797	31,294
Proceeds from the redemption of securities at FVOCI		31,182	—
Purchases of securities at amortized cost		(167,576)	(33,752)
Purchases of securities at FVOCI		(59,120)	(86,449)
Net cash used in investing activities		(71,438)	(89,221)

Cash flows from financing activities:
Increase in securities sold under repurchase agreements		245,373	53,607
Net (decrease) increase in short-term borrowings and debt	14	(423,544)	(583,341)
Proceeds from long-term borrowings and debt	14	64,394	201,482
Payments of long-term borrowings and debt	14	(34,076)	(60,561)
Payments of lease liabilities	15	(244)	(283)
Dividends paid		(22,885)	(18,120)
Net cash used in financing activities		(170,982)	(407,216)

Decrease net in cash and cash equivalents		(45,851)	(320,898)
Cash and cash equivalents at beginning of the period		1,819,931	1,987,068
Cash and cash equivalents at end of the period	5	1,774,080	1,666,170

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the three months ended 31 March 2025 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These interim financial statements were authorized for issue by the Bank’s board of directors on April 28, 2025.
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Bank’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of 1° January 2025. The Bank has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies (continued)

2.2 New standards, interpretations and amendments adopted by the Bank (continued)
One amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Bank.

Lack of exchangeability – Amendments to IAS 21
The amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments are effective for annual reporting periods beginning on or after 1 January 2025. When applying the amendments, and entity cannot restate comparative information. The amendment did not have impact on the Bank’s financial statements.
2.3 Reclassification
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported results of operations. An adjustment has been made to the Consolidated Statements of Financial Position for the year ended December 31, 2024, to reclassify the Interest receivable deposits from the line of Others assets to Cash and due from Banks.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans, at amortized cost (1)

	March 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	3,272,758	—	—	3,272,758
Grades 5 - 6	0.39-3.81	4,850,087	158,727	—	5,008,814
Grades 7 - 8	3.82-34.52	416,616	71,522	—	488,138
Grades 9 - 10	34.53-100	—	—	17,547	17,547
		8,539,461	230,249	17,547	8,787,257
Loss allowance		(45,481)	(19,274)	(12,519)	(77,274)
Total		8,493,980	210,975	5,028	8,709,983

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,971,709	—	—	2,971,709
Grades 5 - 6	0.42-3.81	4,704,760	299,292	—	5,004,052
Grades 7 - 8	3.82-34.52	397,049	71,664	—	468,713
Grades 9 - 10	34.53-100	—	—	17,513	17,513
		8,073,518	370,956	17,513	8,461,987
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		8,027,883	350,916	5,030	8,383,829

(1) Loans at amortized cost includes interest and commission receivable.

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	March 31, 2025
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.38	502,777	—	—	502,777
Grades 5 - 6	0.39-3.81	674,475	1,099	—	675,574
Grades 7 - 8	3.82-34.52	378,290	—	—	378,290
		1,555,542	1,099	—	1,556,641
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.38	277,985	—	—	277,985
Grades 5 - 6	0.39-3.81	50,674	—	—	50,674
Grades 7 - 8	3.82-34.52	108,435	—	—	108,435
		437,094	—	—	437,094
		1,992,636	1,099	—	1,993,735
Loss allowance		(11,327)	(7)	—	(11,334)
Total		1,981,309	1,092	—	1,982,401

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

	December 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	545,855	—	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	—	636,747
Grades 7 - 8	3.82-34.52	226,278	5,500	—	231,778
		1,402,781	11,599	—	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	204,421	—	—	204,421
Grades 5 - 6	0.42-3.81	1,155	—	—	1,155
Grades 7 - 8	3.82-34.52	39,489	—	—	39,489
		245,065	—	—	245,065
		1,647,846	11,599	—	1,659,445
Loss allowance		(4,815)	(560)	—	(5,375)
Total		1,643,031	11,039	—	1,654,070
Securities at amortized cost(1)

	March 31, 2025
	12-month DP Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	1,085,006	—	1,085,006
Grades 5 - 6	0.39-3.81	52,971	10,607	63,578
		1,137,977	10,607	1,148,584
Loss allowance		(928)	(176)	(1,104)
Total		1,137,049	10,431	1,147,480

	December 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.41	1,020,297	—	1,020,297
Grades 5 - 6	0.42-3.81	72,976	10,482	83,458
		1,093,273	10,482	1,103,755
Loss allowance		(1,133)	(178)	(1,311)
Total		1,092,140	10,304	1,102,444

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at FVOCI

	March 31, 2025
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	128,796	—	—	128,796
		128,796	—	—	128,796
Loss allowance - FVOCI		(109)	—	—	(109)
Total - Fair value		128,687	—	—	128,687

	December 31, 2024
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.41	99,509	—	—	99,509
		99,509	—	—	99,509
Loss allowance - FVOCI		(23)	—	—	(23)
Total - Fair value		99,486	—	—	99,486

(1) Securities at amortized cost includes interest receivable.

The following table presents information of the current and past due balances of loans:

	March 31, 2025	December 31, 2024
Current	8,769,710	8,444,474
Past due (1)	17,547	17,513
Total	8,787,257	8,461,987

(1) Past due loans are classified in Stage 3.

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	March 31, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,251,577	13,774	(3,376)
Cross-currency swaps	1,314,664	18,718	(107,941)
Total	2,566,241	32,492	(111,317)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Net effect of changes in allowance for expected credit losses	(1,464)	(225)	36	(1,653)
Financial instruments that have been derecognized during the period	(14,631)	(544)	—	(15,175)
New financial assets originated or purchased	15,941	3	—	15,944
Allowance for expected credit losses as of March 31, 2025	45,481	19,274	12,519	77,274

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(255)	—	—	(255)
Financial instruments that have been derecognized during the period	(2,197)	(553)	—	(2,750)
New instruments originated or purchased	8,964	—	—	8,964
Allowance for expected credit losses as of March 31, 2025	11,327	7	—	11,334

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(20)	26	—	6
Financial instruments that have been derecognized during the period	(223)	—	—	(223)
New financial assets originated or purchased	57	—	—	57
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of March 31, 2025	928	176	—	1,104

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Net effect of changes in allowance for expected credit losses	1			1
Financial instruments that have been derecognized during the period	(8)	—	—	(8)
New financial assets originated or purchased	93	—	—	93
Allowance for expected credit losses as of March 31, 2025	109	—	—	109

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2		Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—		—	1
Net effect of changes in allowance for expected credit losses	1	—	—	—	1
New financial assets originated or purchased	21	—		—	21
Allowance for expected credit losses as of December 31, 2024	23	—		—	23
The following table provides a reconciliation between:
–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
–The provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

March 31, 2025	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities			Total
			At amortized cost	FVOCI	Deposits
Net effect of changes in allowance for expected credit losses	(1,653)	(255)	6	1	215	(1,686)
Financial instruments that have been derecognized during the year	(15,175)	(2,750)	(223)	(8)	—	(18,156)
New financial assets originated or purchased	15,944	8,964	57	93	—	25,058
Total	(884)	5,959	(160)	86	215	5,216

March 31, 2024	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities			Total
			At amortized cost	FVOCI	Deposits
Net effect of changes in allowance for expected credit losses	611	(447)	(614)	1	—	(449)
Financial instruments that have been derecognized during the year	(10,298)	(2,223)	(102)	—	—	(12,623)
New financial assets originated or purchased	9,835	6,231	14	21	—	16,101
Total	148	3,561	(702)	22	—	3,029

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost:	March 31, 2025	December 31, 2024
Credit-impaired loans at beginning of period/year	12,483	6,898
Classified as credit-impaired during the year	—	1,472
Change in allowance for expected credit losses	—	2,832
Interest income	36	146
Recoveries	—	1,135
Credit-impaired loans at end of period/year	12,519	12,483

Securities at amortized cost:	March 31, 2025	December 31, 2024
Change in allowance for expected credit losses	—	(331)
Recoveries	—	331
Credit-impaired for investments at amortized cost at end of period/year	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Carrying amount	8,787,257	8,461,987	437,094	245,065	1,148,584	1,103,755
Amount committed/guaranteed	—	—	1,556,641	1,414,380	—	—

Concentration by sector
Corporations:
Private	4,595,012	4,410,940	933,542	913,266	636,653	613,629
State-owned	1,197,529	974,470	166,508	82,241	27,553	12,039
Financial institutions:
Private	2,446,283	2,567,264	77,742	140,287	349,034	357,891
State-owned	465,198	426,469	815,943	523,651	28,610	28,650
Sovereign	83,235	82,844	—	—	106,734	91,546
Total	8,787,257	8,461,987	1,993,735	1,659,445	1,148,584	1,103,755

Concentration by industry
Financial institutions	2,911,481	2,993,733	893,685	663,938	415,444	403,257
Manufacturing	2,464,948	2,370,275	588,182	555,844	370,139	369,999
Oil and petroleum derived products	1,159,794	963,161	162,202	95,878	98,569	89,047
Agricultural	513,018	454,285	53,532	32,229	—	—
Services	602,559	636,000	161,098	163,396	116,888	114,764
Mining	305,584	271,186	51,155	51,413	19,875	14,866
Sovereign	83,234	82,843	—	—	68,934	54,517
Other	746,639	690,504	83,881	96,747	58,735	57,305
Total	8,787,257	8,461,987	1,993,735	1,659,445	1,148,584	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at fair value OCI

	Securities FVOCI
	March 31, 2025	December 31, 2024
Carrying amount	128,687	99,486

Concentration by sector
Corporations:
State-owned	49,635	—
Financial institutions:
State-owned	79,052	99,486
Total	128,687	99,486

Concentration by industry
Financial institutions	79,052	99,486
Oil and petroleum derived products	49,635	—
Total	128,687	99,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at amortized cost

	Loans at amortized cost			Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	March 31, 2025		December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Carrying amount	8,787,257		8,461,987	437,094	245,065	1,148,584	1,103,755
Amount committed/guaranteed	—		—	1,556,641	1,414,380	—	—

Concentration by country
Argentina	162,571		113,226	200,089	248	—	—
Australia	—		—	—	—	9,936	9,906
Belgium	21,245		17,859	—	—	15,407	15,181
Bolivia	—		—	—	1,000	—	—
Brazil	1,233,202		1,257,185	250,841	188,125	11,693	24,281
Canada	12,025		11,718	26,155	26,413	44,454	44,828
Chile	507,301		454,602	54,289	50,976	29,510	37,713
China	14,858		14,995	—	—	—	—
Colombia	907,442		920,975	98,959	82,225	14,916	15,143
Costa Rica	392,321		357,112	49,929	55,263	8,268	8,128
Dominican Republic	793,600		855,539	140,036	122,057	—	—
Ecuador	201,108		223,461	286,187	269,369	—	—
El Salvador	77,046		71,716	—	20,000	—	—
France	121,426		95,577	43,386	46,573	15,274	14,985
Germany	—		—	15,000	15,000	30,039	29,737
Guatemala	1,068,774		1,011,790	125,880	113,028	—	—
Honduras	239,691		219,527	775	1,625	—	—
Ireland	—		—	—	—	14,600	14,407
Italy	7,397		1,747	4,254	—	—	—
Jamaica	63,799		43,503	—	—	—	—
Japan	8,767		9,446	—	—	58,985	61,834
Korea	—		—	—	—	14,522	14,448
Mexico	1,158,997		1,015,738	149,445	184,208	18,692	27,898
Netherlands	—		—	26,764	25,764	—	—
Norway	—		—	—	—	9,891	10,092
Panama	540,120		455,288	18,640	22,243	72,542	71,552
Paraguay	159,746		196,674	150	230	—	—
Peru	400,493		418,460	429,697	356,978	19,648	30,878
Puerto Rico	17,225		20,762	10,000	10,000	—	—
Arabia Saudi	—		—	—	—	19,285	—
Singapore	221,160		282,311	8,315	6,514	—	—
Trinidad and Tobago	169,215		167,522	—	—	—	—
Spain	—		—	—	8	—	—
Sweden	—		—	—	—	15,022	14,832
United States of America	153,930		137,642	6,514	7,114	678,425	618,680
United Kingdom	60,647		74,985	—	—	47,475	39,232
Uruguay	73,151		12,627	48,430	54,484	—	—
Total	8,787,257	8,787,257	8,461,987	1,993,735	1,659,445	1,148,584	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at fair value OCI

	Securities at FVOCI
	March 31, 2025	December 31, 2024
Carrying amount	128,687	99,486

Concentration by country
Colombia	49,635	—
Multilateral	79,052	11,824
Total	128,687	11,824

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	March 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	32,492	—	32,492	—	(2,974)	29,518
Total	32,492	—	32,492	—	(2,974)	29,518

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	March 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(458,492)	—	(458,492)	500,826	537	42,871

Derivative financial instruments used for hedging at FVTPL	(111,317)	—	(111,317)	—	95,810	(15,507)
Total	(569,809)	—	(569,809)	500,826	96,347	27,364

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(212,931)	—	(212,931)	239,046	564	26,679

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(354,636)	—	(354,636)	239,046	117,307	1,717

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	March 31, 2025	December 31, 2024
At the end of the period/year	150.38%	264.58%
Period/year average	134.28%	181.75%
Maximum of the period/year	212.53%	335.28%
Minimun of the period/year	115.17%	107.20%
The following table includes the Bank’s liquid assets by country risk:

	March 31, 2025				December 31, 2024
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,667	—	1,667	1,667	1,650	—	1,650
Other O.E.C.D countries	1	—	1		41	—	41
Latin America	6	—	6		3	—	3
Multilareal	100	78	178		125	99	224
Total	1,774	78	1,852		1,819	99	1,918
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	March 31, 2025	December 31, 2024
(in millions of USD dollars)
Demand and "overnight" deposits	1,283	694
Demand and "overnight" deposits to total deposits	21.90%	12.82%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	March 31, 2025	December 31, 2024
(in millions of USD dollars)
Total liquid assets	1,852	1,918
Total assets to total liabilities	31.61%	35.45%
Total liquid assets in the Federal Reserve of the United States of America	67.49%	53.51%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	March 31, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,229	5,127
Average term (days)	197	187
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	March 31, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,728	4,438
Average term (days)	1408	1388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,878,873	5,116	15,710	—	—	1,899,699	1,898,678
Securities	57,172	62,902	186,469	1,011,822	121,668	1,440,033	1,276,167
Loans	3,315,163	1,836,296	1,143,291	2,924,576	274,774	9,494,100	8,709,983
Trading derivative financial instruments - assets	—	—	—	—	73	73	73
Hedging derivative financial instruments - assets	17,447	9	650	13,900	486	32,492	32,492
Total	5,268,655	1,904,323	1,346,120	3,950,298	397,001	12,866,397	11,917,393

Liabilities
Trading derivative financial instruments - liabilities	—	—	—	—	(49)	(49)	(49)
Deposits	(4,503,837)	(721,874)	(358,199)	(342,739)	—	(5,926,649)	(5,902,294)
Securities sold under repurchase agreements	(335,451)	(12,877)	(23,389)	(89,355)	—	(461,072)	(458,492)
Borrowings and debt	(1,132,464)	(753,227)	(176,057)	(1,912,320)	(38,739)	(4,012,807)	(4,004,159)
Interest payable - Borrowings and debt	(41,348)	(55,627)	(71,455)	(216,955)	(8,420)	(393,805)	(39,787)
Lease liabilities	(279)	(343)	(703)	(5,634)	(12,034)	(18,993)	(18,993)
Hedging derivative financial instruments - liabilities	(1,655)	(613)	(7,974)	(99,393)	(1,682)	(111,317)	(111,317)
Total	(6,015,034)	(1,544,561)	(637,777)	(2,666,396)	(60,924)	(10,924,692)	(10,535,091)

Subtotal net position	(746,379)	359,762	708,343	1,283,902	336,077	1,941,705	1,382,302

Off-balance sheet contingencies
Confirmed letters of credit	206,695	239,590	3,104	—	—	449,389
Stand-by letters of credit and guarantees	171,209	181,001	155,066	38,691	—	545,967
Loans and letter of credit commitments	94,614	216,197	114,772	132,838	2,864	561,285
Total	472,518	636,788	272,942	171,529	2,864	1,556,641
Total net position	(1,218,897)	(277,026)	435,401	1,112,373	333,213	385,064

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,963,838
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Hedging derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,789,567	2,099,162	1,683,342	3,630,515	291,830	12,494,416	11,571,912

Liabilities
Deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(212,931)
Borrowings and debt	(1,089,794)	(636,362)	(591,934)	(2,012,423)	(38,012)	(4,368,525)	(4,352,316)
Interest payable - Borrowings and debt	(49,113)	(51,997)	(83,583)	(261,617)	(9,413)	(455,723)	(37,508)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Hedging derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,663,574)	(1,285,760)	(1,055,544)	(2,591,965)	(61,317)	(10,658,160)	(10,225,593)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,346,319

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Loans and letter of credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	March 31, 2025		December 31, 2024
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	1,249,910	1,249,910	1,020,858	1,020,858
Cash and balances with other bank (1)	524,170	524,170	799,073	799,073
Total Liquidity reserves	1,774,080	1,774,080	1,819,931	1,819,931
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	March 31, 2025		December 31, 2024
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	122,947	1,774,080	143,907	1,819,931
Notional of investment securities	841,039	459,540	558,981	665,715
Loans at amortized cost - outstanding principal balance	—	8,692,481	—	8,375,172
Total	963,986	10,926,101	702,888	10,860,818
The total financial assets recognized in the statement of financial position that had been pledged as collateral for liabilities as of March 31, 2025 and December 31, 2024 are show in the table above.
The Bank manages market risk by considering the consolidated financial situation of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	March 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,871,844	5,000	15,000	—	—	5,183	1,897,027
Securities - principal	219,015	61,609	178,841	727,036	77,817	—	1,264,318
Loans - principal balance	5,852,987	1,938,808	655,303	235,276	10,107	—	8,692,481
Total	7,943,846	2,005,417	849,144	962,312	87,924	5,183	11,853,826

Liabilities
Demand deposits and time deposits	(4,553,523)	(708,809)	(342,470)	(250,520)	—	(4,147)	(5,859,469)
Securities sold under repurchase agreements	(366,215)	(39,746)	(23,389)	(29,142)	—	—	(458,492)
Borrowings and debt	(2,707,810)	(1,128,947)	(94,292)	(73,110)	—	—	(4,004,159)
Total	(7,627,548)	(1,877,502)	(460,151)	(352,772)	—	(4,147)	(10,322,120)

Net effect of derivative financial instruments held
for interest risk management	15,792	(604)	(7,324)	(85,493)	(1,196)	—	(78,825)
Total interest rate sensitivity	332,090	127,311	381,669	524,047	86,728	1,036	1,452,881

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held
for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
March 31, 2025	+50 bps	1,867	(11,257)	3,341
	-50 bps	(2,364)	11,435	(3,409)

December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	March 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchance rate	5.71	1.08	150.15	4,184.10	20.43
Assets
Cash and due from banks	98	253	1	123	2,329	63	2,867
Loans	—	27,038	—	—	394,015	—	421,053
Total Assets	98	27,291	1	123	396,344	63	423,920

Liabilities
Borrowings and debt	—	(27,038)	—	—	(396,489)	—	(423,527)
Total liabilities	—	(27,038)	—	—	(396,489)	—	(423,527)

Net currency position	98	253	1	123	(145)	63	393

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchance rate	6.17	1.04	157.28	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total Assets	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total liabilities	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	March 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	126,975	—	126,975

Derivative financial instruments - assets:
For trading
Interest rate swaps	—	73	—	73
For hedging
Interest rate swaps	—	13,774	—	13,774
Cross-currency swaps	—	18,718	—	18,718
Foreign exchange forwards	—	—	—	—
Total derivative financial instrument assets	—	32,565	—	32,565
Total assets at fair value	—	159,540	—	159,540

Liabilities
Derivative financial instruments - liabilities:
For trading	—	49	—	49
Interest rate swaps
For hedging
Interest rate swaps	—	3,376	—	3,376
Cross-currency swaps	—	107,941	—	107,941
Total derivative financial instruments - liabilities	—	111,366	—	111,366
Total liabilities at fair value	—	111,366	—	111,366

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements (continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	98,748	—	98,748

Derivative financial instruments - assets:
For hedging
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,063	—	121,063

Liabilities
Derivative financial instruments - liabilities:
For hedging
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	March 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,898,678	1,898,678	—	1,898,678	—
Securities at amortized cost (1)	1,147,480	1,153,152	—	1,153,152	—
Loans at amortized cost (2)	8,709,983	8,898,525	—	8,898,525	—
Customers' liabilities under acceptances	437,094	437,094	—	437,094	—

Liabilities
Deposits	5,902,294	5,902,294	—	5,902,294	—
Securities sold under repurchase agreements	458,492	458,492	—	458,492	—
Borrowings and debt, net	4,004,159	4,073,799	—	4,073,799	—
Acceptances outstanding	437,094	437,094	—	437,094	—

	December 31, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,963,838	1,963,838	—	1,963,838	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	212,931	212,931	—	212,931	—
Borrowings and debt, net	4,352,316	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $11.2 million and the allowance for expected credit losses of $1.7 million as of March 31, 2025 (accrued interest receivable of $13.2 million and the allowance for expected credit losses of $1.3 million as of December 31, 2024).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $125.4 million , the allowance for expected credit losses of $77.3 and unearned interest and deferred fees of $30.6 as of March 31, 2025 (accrued interest receivable of $117.9 million, the allowance for expected credit losses of $78.2 million and unearned interest and deferred fees of $31.1 million as of December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	March 31, 2025	December 31, 2024
Demand deposits (1)	1,674,080	1,694,931
Time deposits under three months	100,000	125,000
Total cash and cash equivalent	1,774,080	1,819,931

Time deposits with original maturity over 90 days and other restricted deposits (2)	122,947	143,907
Total cash and due from bank	1,897,027	1,963,838
Interest receivable deposits	1,866	1,307
Less: Allowance for credit losses	(215)	—
Total cash and due from banks, net	1,898,678	1,965,145

The following table presents the pledged and restricted deposits classified by country risk:

	March 31, 2025	December 31, 2024
Country:
Chile	25,000	20,000
Germany	27,910	29,263
Japan	13,260	18,120
Netherlands	1,310	—
Panama	1,600	1,600
Spain	3,451	10,300
United Kingdom	536	254
United States of America (2)	49,880	64,370
Total	122,947	143,907

(1) Demand deposits includes $1,250 million (2023: $1,021 million) at Federal Reserve of United States of America.
(2) As a March 31, 2025 includes restricted deposit of $25 million (2024: $25 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	March 31, 2025	December 31, 2024
Credit rating:
Aaa-Aa3	1,251,994	1,418,861
A1-A3	537,202	414,903
Baa1-Baa3	107,099	129,362
Ba1-Ba3	98	110
B1-B3	5	5
No Rating	629	597
	1,897,027	1,963,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investments securities

Securities are presented as follows:

March 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,137,343	126,975	1,264,318
Interest receivable	11,241	1,712	12,953
Gross amount	1,148,584	128,687	1,277,271
Allowance (1)	(1,104)	—	(1,104)
Total	1,147,480	128,687	1,276,167

December 31, 2024	Amortized cost	FVOCI (1)	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

(1)As of March 31, 2025 and December 31, 2024, the loss allowance for losses for securities at FVOCI for $109 thousand and $23 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

March 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	236,866	59,337	296,203
After 1 to 5 years	871,650	18,648	890,298
After 5 to 10 years	28,827	48,990	77,817
Balance - principal	1,137,343	126,975	1,264,318

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	March 31, 2025	December 31, 2024
Securities pledged to secure repurchase transactions	500,826	239,046

Securities sold under repurchase agreements	(458,492)	(212,931)
As of March 31, 2025, sales were made for $10.2 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $47.40 thousands and losses on sale of $452 thousands attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	March 31, 2025	December 31, 2024
Loans - principal balance	8,692,481	8,375,172
Interest receivable	125,350	117,931
Unearned interest and deferred fees	(30,574)	(31,116)
Gross balance	8,787,257	8,461,987
Loss allowances	(77,274)	(78,158)
Loans, net	8,709,983	8,383,829

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2025	December 31, 2024
Fixed interest rate	5,080,016	4,932,569
Floating interest rates	3,707,241	3,529,418
Total	8,787,257	8,461,987
As of March 31, 2025, 81% (2024 :75%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 3.91% to 16.28% (2024:4.63% to16.28%).
The following table details information relating to loans granted to class A and B shareholders:

	March 31, 2025	December 31, 2024
Class A and B shareholder loans	603,000	556,000
% Loans to class A and B shareholders over total loan portfolio	7%	7%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	13%
8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31, 2025	December 31, 2024
Documentary letters of credit	449,389	536,350
Stand-by letters of credit and guarantees - commercial risk	545,967	520,285
Commitments loans	369,849	348,223
Commitments letter of credit	191,436	9,522
Total	1,556,641	1,414,380

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts (continued)

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	March 31, 2025	December 31, 2024
Up to 1 year	1,381,247	1,160,323
From 1 to 2 years	89,422	145,127
Over 2 to 5 years	83,107	100,643
More than 5 years	2,865	8,287
Total	1,556,641	1,414,380

9.Loss on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	March 31,
	2025	2024
Gain on derivative financial instruments and foreign currency exchange, net	2,349	160
Loss on sale of financial instruments at amortized cost	(452)	—
Realized gain on financial instruments at FVOCI	87	—
Total	1,984	160

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	March 31, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability
Interest rate swap	36,716	73	(49)
	36,716	73	(49)

March 31, 2025
Interest rate swap
More than 5 years	36,716
Total	36,716

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments (continued)

B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,251,577	13,774	(3,376)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(7,064)
Cash flow hedges	1,128,376	18,718	(100,877)
	2,566,241	32,492	(111,317)

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)
(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)At March 31, 2025 the notional amounts of derivative financial instruments include $1,234.5 million ($639.64 million at December 31, 2024) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $525.8 million ($307.8 million at December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(468)	(480)	(31)
Securities at amortized cost	164,600	—	(2,134)	(2,072)	493
Deposits	66,000	112	(1)	302	2
Repurchase agreements	60,485	711	(737)	145	(6)
Borrowings and debt	935,492	12,951	(35)	9,954	(174)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(7,065)	7,571	(193)
Total	1,437,865	13,774	(10,440)	15,420	91

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,769	—	Loans, net	449	449
Securities at amortized cost	167,527	—	Securities, net	2,565	2,565
Deposits	—	(67,136)	Demand deposits	(183)	(300)
Repurchase agreements	—	(61,546)	Securities sold under repurchase agreements	(245)	(151)
Borrowings and debt	—	(324,202)	Borrowings and debt, net	(1,269)	(10,128)
Interest rate and foreign exchange risk
Borrowings and debt	—	(179,674)	Borrowings and debt, net	1,553	(7,764)
Total	193,296	(632,558)		2,870	(15,329)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Deposits	—	(132,667)	Demand deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

(1)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	March 31, 2025
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	55,263	—	55,263
Over 1 to 2 years	469,461	33,385	502,846
Over 2 to 5 years	697,585	142,778	840,363
More than 5 years	29,268	10,125	39,393
Total	1,251,577	186,288	1,437,865

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	115,263	—	115,263
Over 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	March 31, 2025
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(31)	—	(31)
Securities at amortized cost	493	—	493
Deposits	2	134	136
Repurchase agreements	(6)	(28)	(34)
Borrowings and debt	(174)	—	(174)
Interest rate and foreign exchange risk
Borrowings and debt	(193)	—	(193)
Total	91	106	197

	March 31, 2024
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	2	—	2
Securities at amortized cost	(79)	—	(79)
Deposits	(1)	—	(1)
Borrowings and debt	(59)	—	(59)
Interest rate and foreign exchange risk
Borrowings and debt	249	88	337
Total	112	88	200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	30,354	488	(345)	(1,269)	(1,271)	(2)	—
Borrowings and debt	1,098,022	18,230	(100,532)	16,431	16,968	537	162
Total	1,128,376	18,718	(100,877)	15,162	15,697	535	162

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	—	—	Loans, net	1,269	60
Borrowings and debt	—	(547,238)	Borrowings and debt, net	(16,431)	1,091
Total	—	(547,238)		(15,162)	1,150

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	Cross currency swaps
	March 31, 2025	December 31, 2024
Less than 1 year	465,146	454,581
Over 1 to 2 years	320,567	303,441
Over 2 to 5 years	313,394	418,137
More than 5 years	29,269	29,268
Total	1,128,376	1,205,427

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	March 31, 2025
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	(2)	—	(2)
Borrowings and debt	537	162	699
Total	535	162	697

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	March 31, 2024
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	2	24	26
Borrowings and debt	(621)	99	(522)
Total	(619)	123	(496)
11.Other assets

Following is a summary of other assets:

	March 31, 2025	December 31, 2024
Accounts receivable	1,645	2,996
Prepaid expenses	3,926	3,342
Prepaid fees and commissions	342	468
IT projects under development	6,267	5,113
Improvement project under development	930	709
Severance fund	2,629	2,508
Other	1,973	1,914
Total	17,712	17,050

12. Deposits

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Demand	542,926	440,029	542,926	440,029
Up to 1 month	2,974,965	2,797,904	1,941,342	1,793,178
From 1 to 3 months	973,774	1,162,833	1,158,745	999,506
From 3 to 6 months	709,828	585,542	1,064,927	1,092,876
From 6 month to 1 year	347,535	342,460	788,901	901,145
From 1 to 2 years	292,240	73,642	325,978	158,621
From 2 to 5 years	18,201	10,314	36,650	27,369
Total	5,859,469	5,412,724	5,859,469	5,412,724
The following table presents additional information regarding the Bank’s deposits:

	March 31, 2025	December 31, 2024
Aggregate amount of $100,000 or more	5,858,746	5,411,881
Aggregate amount of deposits in the New York Agency	1,398,142	1,581,865

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Deposits (continued)

	March 31,
	2024	2023
Interest expense on deposits made in the New York Agency	17,649	19,696

13.Securities sold under repurchase agreements

The following table details the financing under repurchase agreement:

	March 31, 2025	December 31, 2024
Financing transactions under repurchase agreements	458,492	212,931

	March 31,
	2025	2024
Interest expense on financing contracts under repurchase agreement	2,371	2,564

Financing contracts under repurchase agreements generate interest range from 4.37% to 5.36% (2024: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of March 2025, the repurchase agreements were secured by investments classified as amortized cost by the amount of $500,826 (2024: $239,046).
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2025, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	March 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,233,832	835	914,176	1,863,811	4,012,654
Transaction costs	—	—	(3,402)	(5,093)	(8,495)
	1,233,832	835	910,774	1,858,718	4,004,159

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
	1,652,536	834	874,078	1,824,868	4,352,316

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	March 31, 2025	December 31, 2024
Short-term borrowings:
At fixed interest rates	1,144,770	1,353,048
At floating interest rates	89,062	299,488
Total short-term borrowings, net	1,233,832	1,652,536

Short-term debt:
At fixed interest rates	835	835
Principal	835	835
Less: Transaction costs	—	(1)
Total short-term debt, net	835	834

Total short-term borrowings and debt	1,234,667	1,653,370

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.50% to 5.87%	4.5% to 5.87%
Range of floating interest rates on borrowings in U.S. dollars	5.10%	5.13% to 5.24%
Range of fixed interest rates on borrowings in Mexican pesos	9.57% to 10.13%	11.15%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.11% to 10.19%	10.69% to 10.74%
Range of fixed interest rates on borrowings and debt in Euros	3.23% to 3.33%	3.39% to 3.87%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2025	December 31, 2024
US dollar	1,015,874	1,404,689
Mexican peso	191,755	76,313
Euros	27,038	172,368
Total	1,234,667	1,653,370

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	March 31, 2025	December 31, 2024
Long-term borrowings:
At fixed interest rates with due dates from December 2026 to December 2029	62,584	60,308
At floating interest rates with due dates from March 2026 to September 2029	851,592	817,534
Principal	914,176	877,842
Less: Transaction costs	(3,402)	(3,764)
Total long-term borrowings, net	910,774	874,078

Long-term debt:
At fixed interest rates with due dates from April 2025 to November 2034	1,314,720	1,293,378
At floating interest rates with due dates from February 2026 to November 2031	549,091	537,373
Principal	1,863,811	1,830,751
Less: Prepaid commissions	(5,093)	(5,883)
Total long-term debt, net	1,858,718	1,824,868

Total long-term borrowings and debt, net	2,769,492	2,698,946

Range of fixed interest rates on borrowings and debt in U.S. dollars	2.38% to 6.15%	2.38% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.44% to 6.31%	5.44% to 6.31%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	10.06% to 10.82%	10.62% to 11.52%
Range of fixed interest rates on debt in Japanese yens	0.95% to 1.54%	0.77% to 1.54%
Range of fixed interest rates on debt in Euros	0.90%	0.90%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2025	December 31, 2024
US dollar	1,378,976	1,355,773
Mexican peso	1,216,002	1,170,304
Japanese yen	110,951	112,671
Euro	32,445	31,063
Peruvian soles	25,567	25,020
Australian dollar	9,269	9,133
Sterling pound	4,777	4,629
Carrying amount - principal	2,777,987	2,708,593

Future payments of long-term borrowings and debt outstanding as of March 31, 2025, are as follows:

Year	Outstanding
2025	657,459
2026	671,544
2027	848,045
2028	313,020
2029	247,286
2030	2,000
2031	29,364
2034	9,269
Carrying amount - principal	2,777,987

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2025	2024
Balance as of January 1,	4,352,316	4,351,988
Net decrease in short-term borrowings and debt	(423,544)	(583,341)
Proceeds from long-term borrowings and debt	64,394	201,482
Payments of long-term borrowings and debt	(34,076)	(60,561)
Change in foreign currency rates	37,508	24,798
Fair value adjustment due to hedge accounting relationship	6,509	(2,790)
Other adjustments	1,052	1,727
Balance as of March 31,	4,004,159	3,933,303

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2025	December 31, 2024
Due within 1 year	2,027	1,931
After 1 to 5 years	8,172	8,213
After 5 to 10 years	13,353	13,827
Total undiscounted lease liabilities	23,552	23,971

Short-term	1,325	1,217
Long-term	17,668	18,015
Total lease liabilities included in the condensed consolidated interim statement of financial position	18,993	19,232
Amounts recognized in the condensed consolidated interim statement of cash flows:

	March 31,
	2025	2024
Payments of lease liabilities	244	283
Amounts recognized in condensed consolidated interim statement of profit or loss:

	March 31,
	2025	2024
Interest on lease liabilities	(182)	(149)

16. Other liabilities

Following is a summary of other liabilities:

	March 31, 2025	December 31, 2024
Accruals and other accumulated expenses	27,753	31,806
Accounts payable	6,757	6,236
Unearned commissions	6,074	7,305
Others	83	84
Total	40,667	45,431

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2025	2024
(Thousands of U.S. dollars)
Profit for the period	51,732	51,268

(U.S. dollars)
Basic earnings per share	1.40	1.40

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,941	36,609

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	March 31,
	2025	2024
Structured services	2,389	1,334
Letters of credit and guarantees	6,710	5,990
Commitments loans and letters of credit	1,397	1,613
Other commissions	434	732
Total fee and commission income	10,930	9,669
Fess and commission expense	(347)	(197)
Total	10,583	9,472
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

March 31, 2025
Up to 1 year	4,844
From 1 to 2 years	668
More than 2 years	423
Total	5,935

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2025
	Commercial	Treasury	Total
Interest income	158,262	31,158	189,420
Interest expense	(146)	(124,018)	(124,164)
Inter-segment net interest income	(99,087)	99,087	—
Net interest income	59,029	6,227	65,256
Other income (expense), net	10,881	1,812	12,693
Total income	69,910	8,039	77,949

Provision for credit losses	(5,075)	(141)	(5,216)
Operating expenses	(16,921)	(4,080)	(21,001)
Segment profit	47,914	3,818	51,732

Segment assets	9,166,885	3,210,260	12,377,145
Segment liabilities	463,622	10,519,897	10,983,519

	March 31, 2024
	Commercial	Treasury	Total
Interest income	157,918	35,654	193,572
Interest expense	(119)	(130,568)	(130,687)
Inter-segment net interest income	(101,433)	101,433	—
Net interest income	56,366	6,519	62,885
Other income (expense), net	9,710	(7)	9,703
Total income	66,076	6,512	72,588

Provision for credit losses	(3,710)	681	(3,029)
Operating expenses	(14,658)	(3,633)	(18,291)
Segment profit	47,708	3,560	51,268

Segment assets	7,635,198	3,024,983	10,660,181
Segment liabilities	257,111	9,155,536	9,412,647

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	March 31,
	2025	2024
Profit for the period	51,732	51,268

Assets:
Assets from reportable segments	12,377,145	10,660,181
Other assets - unallocated	17,712	27,642
Total	12,394,857	10,687,823

Liabilities:
Liabilities from reportable segments	10,983,519	9,412,647
Other liabilities - unallocated	40,667	37,265
Total	11,024,186	9,449,912

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	March 31, 2025	December 31, 2024
Assets:
Demand deposits	2,680	1,509
Loans, net	175,934	179,235
Securities	11,717	21,095
Total asset	190,331	201,839

Liabilities:
Time deposits	760,731	574,360

Contingencies:
Stand-by letters of credit	178,374	1,646

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	March 31,
	2025	2024
Interest income:
Loans	2,647	1,137
Securities at amortized cost	—	121
Total	2,647	1,258
Interest expense:
Deposits	(8,935)	(4,301)

Net interest income (expenses)	(6,288)	(3,043)

Other income (expense):
Fees and commissions, net	228	—
Net income from related parties	(6,060)	(3,043)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2025	2024
Expenses:
Compensation costs to directors	598	511
Compensation costs to executives	3,560	5,931
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.
Loans and deposits to/from related parties were made at rates comparable to market rates of interest.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of March 31, 2025, and December 31, 2024, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of March 31, 2025, and December 31, 2024 was 150.4% and 205.8%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of March 31, 2025 and December 31, 2024 was 46.3% and 47.2%, respectively.
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. As of March 31, 2025, the capital adequacy index may not be less, at any time, than 8.5% (including the capital conservation buffer of 0.50% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 6.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	March 31, 2025	December 31, 2024
Capital funds	1,371,895	1,341,031
Risk-weighted assets	10,142,574	9,873.772
Capital adequacy index	13.5%	13.6%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	March 31, 2025	December 31, 2024
Ordinary capital	1,226,778	1,195,914
Non-risk-weighted assets	12,564,053	12,220,660
Leverage ratio	9.8%	9.8%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	March 31, 2025	December 31, 2024
Dynamic asset reserve	145,117	145,117
Regulatory reserve for individual credits	4,522	4,549
Total regulatory reserves	149,639	149,666
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22. Applicable laws and regulations (continued)
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Agreement No. 11-2019, amended by Agreement No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Agreements No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,522 million as of March 31, 2025 (December 31, 2024: $4,549 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	5,695,094	46,803	—	6,933	10,107	5,758,937
Financial institutions:
Private	2,398,669	—	—	—	—	2,398,669
State-owned	453,378	—	—	—	—	453,378
	2,852,047	—	—	—	—	2,852,047
Sovereign	81,497	—	—	—	—	81,497
	8,628,638	46,803	—	6,933	10,107	8,692,481

Specific Provision	—	9,360	—	5,546	5,586	20,492

Allowance for loan
losses under IFRS (*):	50,536	14,219	—	5,442	7,077	77,274

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial Institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific Provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses IFRS (*):	51,427	14,248	—	5,441	7,042	78,158
(1) As of March 31, 2025, and December 31, 2024, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of March 31, 2025 there are no restructured loans, (December 31, 2024, the restructured loans are for $67.5 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	March 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	5,748,830	—	10,107	5,758,937
Financial institutions:
Private	2,398,669	—	—	2,398,669
State-owned	453,378	—	—	453,378
	2,852,047	—	—	2,852,047
Sovereign	81,497	—	—	81,497
Total	8,682,374	—	10,107	8,692,481

	December 31, 2024
	Current	Defaulters	Past due	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	March 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable		Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107		17,040
Total	—	—	—	6,933	10,107	—	17,040

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable		Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107		17,040
Total	—	—	—	6,933	10,107	—	17,040

	March 31, 2025	December 31, 2024
Non-accruing loans:
Private corporations	17,040	17,040

Unrecognized interest on non-accrual loans	510	474
As of March 31, 2025, and December 31, 2024, there was no interest income collected on loans in non-accrual status.

23.Subsequent events
Dividends declared
The Bank announced a quarterly cash dividend of $0.625 US dollar cents per share corresponding to the first quarter of 2025. The cash dividend was approved by the Board of Directors on April 28, 2025 and was paid on June 3, 2025 to the Bank’s stockholders as of May 16, 2025 record date.